UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 24, 2020

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-32244	58-1407235
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 24, 2020, Independence Holding Company (the "Company") entered into an Amended and Restated Officer Employment Agreement with Vincent Furfaro, the Company's Senior Vice President – Strategic Corporate Development and Chief Information Security Officer (the "Amended and Restated Agreement"). Pursuant to the Amended and Restated Agreement, among other things, certain provisions were changed to be consistent with the officer employment agreements of the other executive officers of the Company. The foregoing description of the Amended and Restated Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Agreement, a copy of which is filed herewith as Exhibit 10.1.

Item 9.01.   Financial Statements and Exhibits.

(d)   The following exhibit is being filed herewith:

Exhibit No.	Exhibit
10.1	Amended and Restated Officer Employment Agreement dated March 24, 2020 by and between the Company and the Employee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: March 24, 2020

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer